EXHIBIT 99.1

Cellectis’ Shareholders Meeting to be Held on December 22, 2023

NEW YORK, Nov. 17, 2023 (GLOBE NEWSWIRE) --  Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today that it will hold a general meeting on December 22, 2023 at 2:30 p.m. CET at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

The notice of meeting as published today in the BALO (Bulletin des Annonces Legales Obligatoires), including the agenda, the text of the resolutions and the terms of participation, is online on the Cellectis website at the following address:

https://www.cellectis.com/en/investors/general-meetings/

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For further information on Cellectis, please contact:

Media contact:
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contacts:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  20231117- PR-Shareholders-meeting-announcement-ENGLISH.pdf (https://ml.globenewswire.com/Resource/Download/4441dbfe-39a6-431b-a884-fbd7106a0ff1)